SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 28, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 28, 2006

TAM will acquire 37 additional Airbus aircraft

Company substitutes F100 fleet and signs a MOU with Airbus following increase in domestic and international demand

São Paulo, June 28, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, has just signed a MOU (Memorandum of Understanding) to acquire 37 additional Airbus aircraft. The order includes 15 Airbus A319, 16 A320 and 6 A330 to be delivered until 2010. The new MOU comes in addition to last year’s signed contract of 29 A320 to be delivered during the same period and the option of another 20 aircraft of the same models.

With this agreement, TAM expands its fleet plan until 2010 in order to match the growth in demand in the domestic market and maintains its strategy of selective profitable growth in the international segment.

The strong growth of the domestic market – year-on-year, January to May, 21,2%, according to data from the Brazilian authority ANAC (Agência Nacional de Aviação Civil) –was decisive for the Company to opt to acquire aircraft with higher number of seats (144 in the case of A319 and 174 of A320) to substitute the 100 seat fleet, currently served by Fokker 100 planes.

“The decision is aligned with our proposal to be a low cost company with differentiated services and competitive prices. The increase in traffic density justifies that we operate larger aircraft, which will also result in a lower cost per available seat kilometer (CASK)”, states TAM’s CEO, Mr. Marco Antonio Bologna. TAM is the largest Airbus operator in Latin America, currently with 64 aircraft (41 A320, 13 A319 and 10 A330).

In the international market, TAM already owns 10 Airbus aircraft A330 and, with this new agreement, it will incorporate an additional six planes of the same model to be allocated to international routes. In the long haul flights, the Company directly serves Paris (two daily frequencies), Miami (three daily), New York (one daily), and, as of October 28, it will start a daily flight to London. In South America, TAM is now using an A330 to fly to Santiago (Chile) responding to the augment in demand, and will substitute an A320 for an A330 in one daily frequency to Buenos Aires (Argentina), as of September.

Considering this new agreement, TAM expects its fleet to achieve a minimum of 96 airplanes at the end of 2006. Year to date, the company has incorporated five A320 in its fleet that were additional to the contract previously signed with Airbus.

The new Airbus agreement, aligned with our policy of a flexible fleet planning, through our leasing contracts, result in the following composition:

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than two years, and had a domestic 45.6% market share and international 28.6% market share at the end of May 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Provision on future information:
This notice may contain estimates for future events. Such estimates merely reflect the expectations of the Company’s management, and involve risks or uncertainties that may or may not have been predicted. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.